EXHIBIT 99.5

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONNECTION WITH THE PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT INVOLVING NOMAD ROYALTY COMPANY LTD. AND SANDSTORM GOLD LTD.

IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL IN A TIMELY MANNER TO THE DEPOSITARY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. THE DEPOSITARY OR YOUR FINANCIAL AND/OR LEGAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed or submitted to the Depositary. If you have any questions or require more information with regard to the procedures for completing this Letter of Transmittal, please contact the Depositary Toll Free (North America) at 1-800-564-6253 or Outside of North America at 514-982-7555. You can email the Depositary at corporateactions@computershare.com.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

NOMAD ROYALTY COMPANY LTD.

TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary” or “Computershare”)

AND TO:	NOMAD ROYALTY COMPANY LTD. (“Nomad”)

AND TO:	SANDSTORM GOLD LTD. (“Sandstorm”)

This letter of transmittal (“Letter of Transmittal”) is for use by registered holders (“Registered Shareholders”) of common shares in the capital of Nomad (“Nomad Shares”) in connection with the proposed plan of arrangement (the “Plan of Arrangement”) pursuant to section 192 of the Canada Business Corporations Act (the “Arrangement”) involving Nomad and Sandstorm. Pursuant to the Arrangement, Sandstorm will acquire all of the issued and outstanding Nomad Shares. If the Arrangement is completed, Registered Shareholders as of the Effective Time (other than any Registered Shareholder who has validly exercised its dissent rights) who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents, including the certificate(s) and/or, as applicable, copies of direct registration system advice(s) (“DRS Advice”) representing such holders’ Nomad Shares, to the Depositary will receive, in exchange for each of their Nomad Shares, 1.21 common shares in the capital of Sandstorm (each whole share, a “Sandstorm Share”), all as set forth in further detail in the management information circular of Nomad dated July 11, 2022 (the “Circular”).

The Arrangement is subject to, among other things, the approval of the holders of Nomad Shares (the “Shareholders”) as of the Record Date at the special meeting (the “Meeting”) scheduled to be held on August 9, 2022 (or any adjournment or postponement thereof), and, if approved, the Arrangement is currently expected to be completed in the third quarter of 2022 (subject to receipt of the required court and regulatory approvals).

Copies of the Circular, Arrangement Agreement and Plan of Arrangement may be accessed under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. You are encouraged to read the Circular in its entirety.

All Registered Shareholders must complete Box C. Each U.S. Person (as defined below) should complete and submit IRS Form W-9 in Box G. See Instruction 6. Each Registered Shareholder who provides an address in Box A or Box B that is located within the United States or any territory or possession thereof and is not a U.S. Person should complete and submit the appropriate IRS Form W-8. See Instruction 6. If you require a Form W-8, please contact the Depositary.

1

Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions. No Sandstorm Shares will be issued to Shareholders prior to the effective time of the Arrangement (the “Effective Time”), as set forth in the Plan of Arrangement.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by beneficial holders of Nomad Shares (the “Beneficial Shareholders”). A Beneficial Shareholder does not have Nomad Shares registered in its name; rather, such Nomad Shares are registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary (each, an “Intermediary”) through which it purchased the shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. If you are a Beneficial Shareholder, you should contact your Intermediary for instructions and assistance in depositing your Nomad Shares and receiving the Consideration for such Nomad Shares, as well as any Dividends (as defined below).

In no event shall any holder of Nomad Shares be entitled to a fractional Sandstorm Share, no certificates and/or DRS Advices representing fractional Sandstorm Shares shall be issued upon the surrender for exchange of certificates and/or, as applicable, copies of DRS Advices representing Nomad Shares by Shareholders pursuant to the Plan of Arrangement. Where the aggregate Consideration to be issued to a Shareholder would result in a fraction of a Sandstorm Share being issuable, the number of Sandstorm Shares to be received by such Shareholder shall be rounded down to the nearest whole Sandstorm Share.

Former Shareholders will be entitled to receive, at the time of depositing the Nomad Shares, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Sandstorm Shares to which such holder is entitled in respect of the Sandstorm Shares to which such holder is entitled under the Arrangement, less any applicable withholdings (collectively, “Dividends”). Any such Dividends will be payable by cheque in the same currency as any dividends declared by Sandstorm, as applicable.

In order to receive the Sandstorm Shares that a Registered Shareholder is entitled to receive pursuant to the Arrangement, as well as any Dividends, Registered Shareholders are required to deposit the certificate(s) and/or, as applicable, copies of DRS Advices representing their Nomad Shares with the Depositary. A copy of this Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) and/or, as applicable, copies of DRS Advice(s) for Nomad Shares deposited for receipt of Sandstorm Shares pursuant to the Arrangement, as well as any Dividends.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Nomad Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Sandstorm Shares under the Arrangement, as well as any Dividends. REGISTERED SHAREHOLDERS WHO DO NOT DELIVER CERTIFICATE(S) AND/OR, AS APPLICABLE, COPIES OF DRS ADVICE(S) REPRESENTING THEIR NOMAD SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE DAY THAT IS SIX YEARS FROM THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR NOMAD SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST SANDSTORM, NOMAD OR THE DEPOSITARY, INCLUDING WITH RESPECT TO ANY DIVIDENDS.

Delivery of this Letter of Transmittal to an address other than as set forth on the last page of this Letter of Transmittal will not constitute a valid delivery. If Nomad Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2.

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In connection with the Arrangement being considered for approval at the Meeting and in order to receive the Consideration in exchange for their Nomad Shares, the undersigned delivers to you the enclosed certificate(s) and/or, as applicable, copies of DRS Advice(s) representing the Nomad Shares (collectively, the “Deposited Nomad Shares”). The following are the details of the enclosed certificate(s) and/or, as applicable, copies of DRS Advice(s):

Certificate Number(s) and/or DRS Advice Number	Name in Which Registered	Number of Nomad Shares Deposited

Notes:

(1)	If space is insufficient, please attach a separate signed list to this Letter of Transmittal.
(2)	If any of your Nomad Share certificate(s) are lost, please refer to Instruction 7 to this Letter of Transmittal.

It is understood that, upon receipt of this duly completed and signed Letter of Transmittal, the certificate(s) and/or, as applicable, copies of DRS Advice(s) representing the Nomad Shares deposited herewith together with all other required documents and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned, in accordance with the issuance and delivery instructions provided in Box A and Box B below, share certificates (“Sandstorm Share Certificates”) or DRS Advices representing the Sandstorm Shares to which the undersigned is entitled pursuant to the Arrangement or hold such Sandstorm Share Certificates or DRS Advices representing the Sandstorm Shares for pick-up in accordance with the instructions set out in Box A below, as well as the cheque(s) representing any Dividends, and any certificate or DRS Advice representing the Deposited Nomad Shares will forthwith be cancelled. If no selection is made in Box A between receiving Sandstorm Share Certificates and DRS Advices representing the Sandstorm Shares, then DRS Advices will be issued. If neither Box A nor Box B is completed, DRS Advices representing the Sandstorm Shares issued in exchange for the Deposited Nomad Shares will be issued in the name of the registered holder of the Deposited Nomad Shares and it will be mailed to the address of the registered holder of the Deposited Nomad Shares as it appears on the register of Nomad, along with cheque(s) representing any Dividends.

The undersigned Registered Shareholder represents and warrants in favour of each of Nomad, Sandstorm and the Depositary that: (i) the undersigned is the registered and legal owner of the Deposited Nomad Shares, has good right and title to the rights represented by the Deposited Nomad Shares and that such Deposited Nomad Shares represent all of the Nomad Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Nomad Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, assign, transfer and deliver the Deposited Nomad Shares and that, when the Sandstorm Shares and any cheque(s) representing the Dividends are delivered, neither Nomad or Sandstorm, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Nomad Shares; (iv) the Deposited Nomad Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Nomad Shares, to any other person; (v) the transfer of the Deposited Nomad Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vii) at the Effective Time, Sandstorm will acquire good title to the Deposited Nomad Shares free from all mortgages, liens, charges, encumbrances, security interests, claims and equities; and (viii) the delivery of the applicable number of Sandstorm Shares, as well as any cheque(s) representing Dividends, if any, does not violate any laws applicable to the undersigned and will discharge any and all obligations of Nomad, Sandstorm and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Circular.

Except for any proxy deposited with respect to the vote on the Arrangement at the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Nomad Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Nomad Shares.

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The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Arrangement, all right, title and interest in and to the Deposited Nomad Shares to Sandstorm and irrevocably appoints and constitutes the Depositary and any officer of Sandstorm and any other person designated by Sandstorm in writing, the lawful attorney of the undersigned, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable) to deliver the Deposited Nomad Shares pursuant to the Arrangement and to effect the transfer of the Deposited Nomad Shares on the share register of Nomad to the extent and in the manner provided under the Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents as may be necessary or desirable to complete the transfer of the Deposited Nomad Shares effectively to Sandstorm.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Nomad Shares transferred in connection with the Arrangement shall be determined by Sandstorm in its sole discretion and that such determination shall be final and binding. Sandstorm reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Sandstorm further reserves the absolute right to waive any defects or irregularities in the deposit of any Nomad Shares. The undersigned acknowledges that there is no duty or obligation upon Nomad, Sandstorm, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Nomad Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Nomad Shares shall be effected and the risk of loss to such Deposited Nomad Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Sandstorm and/or Nomad may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, (iv) legal counsel to any of the parties to the Arrangement, and (v) as otherwise required by any applicable law.

The undersigned instructs the Depositary to mail the Sandstorm Share Certificates or DRS Advices representing the Sandstorm Shares, as well as the cheque(s) representing any Dividends, promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such Sandstorm Share Certificates or DRS Advices representing the Sandstorm Shares as well as the cheque(s) representing any Dividends, for pick-up, in accordance with the instructions given in Box A below.

The undersigned acknowledges that if the Arrangement is completed, the delivery of Deposited Nomad Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and/or, as applicable, copies of DRS Advice(s) representing Deposited Nomad Shares, and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or Box B, as applicable, or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Nomad maintained by Nomad’s transfer agent and registrar.

It is understood that the undersigned will not receive the Sandstorm Shares, in respect of the Deposited Nomad Shares until following the Effective Time and after certificate(s) and/or, as applicable, copies of DRS Advice(s) representing the Deposited Nomad Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will any interest accrue or be paid in respect of the Deposited Nomad Shares in connection with the Arrangement, including on any Dividends.

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The undersigned acknowledges that, in accordance with the Arrangement, Nomad, Sandstorm and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any former Shareholder under the Arrangement (including, without limitation, any payments to any Registered Shareholder who has duly and validly exercised dissent rights in respect of the Arrangement) and from all Dividends otherwise payable to any Registered Shareholder, such amounts as Nomad, Sandstorm or the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, all such withheld amounts shall be treated for all purposes hereof as having been paid to the former Shareholder in respect of which such deduction and withholding was made on account of the obligation to make payment to such former Shareholder, provided that such withheld amounts are actually remitted to the appropriate taxing authority by or on behalf of Nomad, Sandstorm or the Depositary, as applicable. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement.

The undersigned understands and acknowledges that the Sandstorm Shares to be received by it pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and are being issued in reliance on the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act. The issuance of the Sandstorm Shares shall be exempt from, or not subject to, U.S. state securities, or “blue sky” laws. Upon issuance, the Sandstorm Shares will be transferable without restriction under the Securities Act, except by persons who are “affiliates” (as such term is defined under Rule 144 of the Securities Act) of Sandstorm as of the time of such resale, or were “affiliates” of Sandstorm within 90 days prior to such time. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Sandstorm Shares by an affiliate (or former affiliate) may be subject to the registration requirements of the Securities Act, absent an exemption therefrom, as more fully described in the Circular.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Sandstorm Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that any action taken with respect to their securities complies with applicable securities legislation, including any resale of such securities.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the Nomad Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat relié à l’envoi d’actions ordinaires de Nomad en vertu de l’arrangement au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

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PLEASE COMPLETE THE FOLLOWING BOXES, AS APPROPRIATE.

BOX A			BOX B
ENTITLEMENT DELIVERY			MAIL PAYMENT TO 3rd PARTY ADDRESS*:

All share entitlement payments will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares dispatched to a different address, please complete BOX B		❒	CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

❒	MAIL CHEQUE(S)/SHARES TO ADDRESS ON RECORD (DEFAULT)		(STREET NUMBER & NAME)

❒	MAIL CHEQUE(S)/SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)		(CITY AND PROVINCE/STATE)

❒	HOLD CHEQUE(S)/SHARES FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:		(COUNTRY AND POSTAL/ZIP CODE)

Computershare Investor Services Inc.			(TELEPHONE NUMBER (BUSINESS HOURS))
100 University Ave, 8th Floor,
Toronto ON			(SOCIAL INSURANCE/SECURITY NUMBER)

Evidence issuance of Sandstorm Shares in the form of (see Instruction 8):			* THE PAYMENT WILL REMAIN IN THE NAME OF THE REGISTRATION

❒ Sandstorm Share Certificate ❒	DRS Advice

BOX C

RESIDENCY DECLARATION

ALL NOMAD SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT. See Instruction 6.

The undersigned represents that:

☐	The beneficial owner of the Nomad Shares deposited herewith is a U.S. Shareholder.

☐	The beneficial owner of the Nomad Shares deposited herewith is not a U.S. Shareholder.

A “U.S. Shareholder” is any Nomad shareholder who is either (i) has a registered account address that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the United States federal income tax purposes as defined in Instruction 7 below. If you are a U.S. person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete IRS Form W-9 in Box G below or otherwise provide certification that the U.S. person is exempt from backup withholding, as provided in the instructions (see Part VIII). If you are not a U.S. Shareholder as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8.

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BOX D

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

# Lost Shares X CAD $0.30 = Premium Payable $ _____________________   NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box D will expire on September 30,2022. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Nomad Royalty Company Ltd., Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of C$0.30 per lost Nomad share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

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BOX E SIGNATURE GUARANTEE Signature guaranteed by (if required under Instruction 3)	BOX F SIGNATURE (as required under Instruction 2) Dated

Authorized Signature	Signature of Shareholder or Authorized Representative

Name of Guarantor (please print)	Signature of any Joint Holder

Address of Guarantor (please print)	Address of Shareholder (please print)

Area Code and Telephone Number of Guarantor	Name of Shareholder (please print)

Area Code and Telephone Number of Name of Shareholder

Name of Authorized Representative, if applicable

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BOX G FORM W-9
Form W-9 (Rev. October 2018) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification:

☐ Individual/sole proprietor  ☐ C Corporation  ☐ S Corporation  ☐ Partnership  ☐ Trust/estate or single-member LLC

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation,

P=partnership) ▶____________

            Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

☐ Other (see instructions) ▶_____________________________

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)_______

Exemption from FATCA reporting code (if any) __________

(Applies to accounts maintained outside of the U.S.)

5 Address (number, street, and apt. or suite no.)	Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number

	-	-

or
Employer identification number

-

Part II	Certification

Under penalties of perjury, I certify that:
1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (defined below); and
4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here	Signature of U.S. person ▶	Date ▶

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General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

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Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

   In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

   If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

  1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

  2. The treaty article addressing the income.

  3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

  4. The type and amount of income that qualifies for the exemption from tax.

  5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

  Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

  You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

  1. You do not furnish your TIN to the requester,

  2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

  3. The IRS tells the requester that you furnished an incorrect TIN,

  4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

  5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

  Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

  Also see Special rules for partnerships above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

  If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

 a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

  b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

 c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

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d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

  Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.”

Line 4

  Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

 Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.
IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions

Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup

  withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

 A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

  B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

  D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

  E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

  F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

  G—A real estate investment trust

  H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

  I—A common trust fund as defined in section 584(a)

  J—A bank as defined in section 581

  K—A broker

  L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

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Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

  If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

  If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

  If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

  For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.

  Signature requirements. Complete the certification as indicated in items 1 through 5 below.

  1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

  2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

  3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

  4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester
For this type of account:	Give name and SSN of:

1. Individual

2. Two or more individuals (joint account)

3. Custodian account of a minor (Uniform Gift to Minors Act)

4. a. The usual revocable savings trust (grantor is also trustee)

     b. So-called trust account that is not a legal or valid trust under state law

5. Sole proprietorship or disregarded entity owned by an individual

6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))

The individual The actual owner of the account or, if combined funds, the first individual on the account [1] The minor [2] The grantor-trustee [1] The actual owner [1] The owner [3] The grantor*
For this type of account:	Give name and EIN of:

7. Disregarded entity not owned by an individual

8. A valid trust, estate, or pension trust

9. Corporation or LLC electing corporate status on Form 8832 or Form 2553

10. Association, club, religious, charitable, educational, or other tax-exempt organization

11. Partnership or multi-member LLC

12. A broker or registered nominee

13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments

14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))

The owner Legal entity [4] The corporation The organization The partnership The broker or nominee The public entity The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2] Circle the minor’s name and furnish the minor’s SSN.

[3] You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

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If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

  For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

  Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

  The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

  If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

  Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

BOX H

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART I OF THE ATTACHED IRS FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future (as described in the instructions to IRS Form W-9). I understand that if I do not provide a TIN by the time of payment, 24% of the gross cash proceeds of such payment made to me may be withheld and such withheld amounts will be treated as having been paid to the persons with respect to whom such amounts were withheld.

Signature of U.S. Shareholder ___________________________	Date: _____________________________

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BOX I

ELECTING AFFILIATES

PLEASE INDICATE IF YOU BELIEVE THAT YOU SATISFY THE DEFINITION OF “ELECTING AFFILIATE” UNDER THE PLAN OF ARRANGEMENT.

In order to make a valid election, this form must be completed and received by the Depositary at least two (2) Business Days prior to the Effective Time. If (a) the box below is checked and (b) an email address is provided in the space below, such individuals will be contacted by a representative of Sandstorm for further information, including obtaining evidence satisfactory that the conditions have been satisfied. By checking the box below, a Former Nomad Shareholder is not automatically deemed to be an Electing Affiliate.

“Electing Affiliate” means any Former Nomad Shareholder that: (i) immediately following the Effective Time and solely as a consequence of the Arrangement having been completed, (A) receives Sandstorm Shares pursuant to the Plan of Arrangement which result in such Nomad Shareholder and its affiliates holding 10% or more of the issued and outstanding Sandstorm Shares or (B) otherwise becomes an “affiliate” of Sandstorm within the meaning of Rule 405 under the 1933 Act; (ii) except where the Nomad Shareholder and its affiliates will hold 10% or more of the issued and outstanding Sandstorm Shares immediately following the Effective Time, has provided Sandstorm with evidence reasonably satisfactory to Sandstorm that the preceding condition will be met as of the Effective Time; and (iii) has elected in writing to Sandstorm prior to the Effective Time to become bound by a Registration Rights Agreement.

☐   I believe that I satisfy the above definition of Electing Affiliate.

Email Address:

If you believe you are an Electing Affiliate and require any additional information, please contact Christine Gregory, Corporate Secretary of Sandstorm by email at cgregory@camelliaconsulting.ca, by mail at Suite 1400-400 Burrard Street, Vancouver, BC, V6C 3A6 or by phone at (604) 628-1107.

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INSTRUCTIONS

1. Use of Letter of Transmittal

(a)	Registered Shareholders should review the accompanying Circular prior to completing this Letter of Transmittal.

(b)

This Letter of Transmittal, duly completed and signed, together with any accompanying certificate(s) and/or, as applicable, copies of DRS Advice(s) representing the Deposited Nomad Shares and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal. In order to receive the applicable Sandstorm Shares as well as any Dividends to which the Registered Shareholder is entitled under the Arrangement, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) and/or, as applicable, copies of DRS Advice(s) representing Deposited Nomad Shares and all other required documents is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. Sandstorm and Nomad recommend that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Beneficial Shareholders whose Nomad Shares are registered in the name of a broker, investment dealer, bank, trust company, nominee or other Intermediary should contact that Intermediary for assistance in depositing those Nomad Shares and receiving their Consideration under the Arrangement. Delivery to an address other than to the specified address set forth herein does not constitute delivery for this purpose.

(d)

Sandstorm reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)

If the Sandstorm Share Certificate(s) or DRS Advice(s) representing the Sandstorm Shares or any Dividends are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal under Box F or if the Sandstorm Share Certificate(s) or DRS Advice(s) representing the Sandstorm Shares and the cheque(s) representing any Dividends are to be mailed to someone other than the person(s) signing this Letter of Transmittal under Box F or to the person(s) signing this Letter of Transmittal under Box F at an address other than that which appears on the register of Nomad, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B).

2. Signatures

This Letter of Transmittal must be completed and signed by the Registered Shareholder under Box F or by such Registered Shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered holder(s) of the Deposited Nomad Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) and/or, as applicable, DRS Advice(s), without any change whatsoever, and any certificate representing the Deposited Nomad Shares need not be endorsed. If such deposited certificate(s) and/or, as applicable, DRS Advice(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal (Box F).

(b)

Subject to Instruction 4, if this Letter of Transmittal is signed on behalf of the registered holder(s) of the Deposited Nomad Shares by a person other than the registered holder(s) of the Deposited Nomad Shares, or if Sandstorm Share Certificate(s) or DRS Advice(s) representing Sandstorm Shares and the cheque(s) representing any Dividends are to be issued to a person other than the registered holder(s) of the Deposited Nomad Shares:

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(i)

any such deposited certificate(s) and/or, as applicable, DRS Advice(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s) of the Deposited Nomad Shares; and

(ii)

the signature on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) of the Deposited Nomad Shares as registered or as appearing on the certificate(s) and/or, as applicable, DRS Advice(s), and must be guaranteed as noted in Instruction 3 below.

(c)

If any of the Deposited Nomad Shares are registered in different names on several certificates and/or, as applicable, DRS Advice(s), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Nomad Shares.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of the Deposited Nomad Shares surrendered herewith. Subject to Instruction 4, if this Letter of Transmittal is signed on behalf of a registered holder(s) of the Deposited Nomad Shares by a person other than the registered holder(s) of the Deposited Nomad Shares or if the payment is to be issued in a name other than the registered holder(s) of the Deposited Nomad Shares or if the payment is to be sent to an address other than the address of the registered holder(s) as shown on the register of Nomad maintained by Nomad’s transfer agent, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution), by completing Box E above.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Sandstorm, Nomad or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Payment and Delivery Instructions

If no selection is made in Box A between receiving Sandstorm Share Certificates and DRS Advices representing the Sandstorm Shares, then DRS Advices will be issued as evidence of Sandstorm Shares received under the Arrangement. If neither Box A nor Box B is completed, DRS Advices representing Sandstorm Shares, as well as cheque(s) representing any Dividends, will be issued in the name of the registered holder(s) of the Deposited Nomad Shares and will be mailed to the address of the registered holder(s) of the Deposited Nomad Shares as it appears on the register of Nomad. Otherwise, the Sandstorm Share Certificates or DRS Advices representing Sandstorm Shares, as well as cheque(s) representing any Dividends, will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any Sandstorm Share Certificates or DRS Advices representing Sandstorm Shares or cheque(s) representing Dividends are to be held for pick-up at the office of the Depositary, please indicate such election in Box A. Any Sandstorm Share Certificates or DRS Advices representing the Sandstorm Shares and cheque(s) representing any Dividends, mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

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6. Tax Instructions for U.S. Shareholders

For purposes of this Letter of Transmittal, a “U.S. Person” is a beneficial owner of Nomad Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S. (including a U.S. resident alien), (b) a corporation, partnership, other entity classified as a corporation or partnership for U.S. federal income tax purposes, or association that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

In order to avoid backup withholding on any cash payment made with respect to the Nomad Shares pursuant to the Arrangement, (including dividends, if any, paid with respect to Sandstorm Shares, received in the Arrangement) you are required, if you are a U.S. Person or are acting on behalf of a U.S. Person, to provide your correct U.S. taxpayer identification number (“TIN”) (or the TIN of the person on whose behalf you are acting) in Box G (Form W-9) and certify, under penalties of perjury, (1) that such TIN is correct (or that the holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (3) that the holder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, such holder may be subject to penalties imposed by the IRS and cash payments made with respect to the Nomad Shares may be subject to backup withholding of 24%. The U.S. Person may be required to furnish the TIN of the registered owner of the Nomad Shares. The instructions on page 4 of the Form W-9 explain the proper certification to use if the Nomad Shares are registered in more than one name or are not registered in the name of the actual owner.

The TIN is generally the U.S. Social Security number or the U.S. federal identification number of the U.S. Person. The U.S. Person may specify on IRS Form W-9 that such U.S. Person has “Applied For” a TIN if such U.S. Person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. In such event, the U.S. Person must also complete Box H (Certificate of Awaiting Taxpayer Identification Number) in order to avoid backup withholding. If a U.S. Person completes the Certificate of Awaiting Taxpayer Identification Number, the Depositary may withhold 24% of the gross proceeds of any cash payment made to such U.S. Person prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days of the day the Depositary receives such IRS Form W-9, such amounts will be paid over to the IRS.

Certain U.S. Persons (including, among others, certain corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are exempt from backup withholding and reporting requirements. Such exempt holders should indicate their exempt status by entering in the correct “Exempt payee code” on line 4 in IRS Form W-9. See the instructions beginning on page 2 of the Form W-9 for additional instructions. Each Registered Shareholder and Shareholder is urged to consult his or her own tax advisor to determine whether, in connection with the Arrangement, such holder is exempt from backup withholding and information reporting.

If you are not a U.S. Person, you may be subject to backup withholding on cash payments received pursuant to the Arrangement, if you furnished in Box A or Box B an address which is located within the United States or any territory or possession thereof, unless you furnish the appropriate, properly completed and executed IRS Form W-8 establishing that you are not a U.S. Person. If you require a Form W-8, please contact the Depositary or locate the appropriate Form W-8 on-line at www.irs.gov.

Sandstorm reserves the right in its sole discretion to take whatever steps are necessary to comply with its obligations regarding backup withholding. Taxes withheld from the consideration paid pursuant to the Arrangement will be treated for all purposes as having been paid to the persons with respect to whom such amounts were withheld.

Please note that the foregoing certifications do not exempt any holder from any compensation-related or other withholding that may be required. Payments made pursuant to the Arrangement that are treated as wages will be subject to all applicable wage withholding, regardless of whether a Form W-9 or applicable Form W-8 is provided.

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Failure to provide the required information on the Form W-9 or to provide a Form W-8, as applicable, may subject the Registered Shareholder and/or Shareholder to penalties imposed by the IRS and backup withholding of all or a portion of any cash payment received pursuant to the Arrangement. Serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

A HOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET OUT IN BOX G OF THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING AT THE APPLICABLE STATUTORY RATE (CURRENTLY 24%) WITH RESPECT TO ALL OR A PORTION OF PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT INCLUDING POTENTIALLY ON ANY DIVIDENDS ON SANDSTORM SHARES RECEIVED UNDER THE ARRANGEMENTAND MAY BE SUBJECT TO PENALTIES.

BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE REGULAR U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF SUCH TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY GENERALLY BE OBTAINED BY FILING A TIMELY CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

7. Lost Certificates

Option #1: If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing Box D above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

If a certificate representing the Nomad Shares has been lost, stolen or destroyed, the foregoing action must be taken sufficiently in advance of the sixth anniversary of the Effective Date in order to satisfy the replacement requirements in sufficient time to permit the Nomad Shares to be deposited with the Depositary at or prior to the sixth anniversary of the Effective Date.

8. Direct Registration System

Sandstorm Shares to be issued pursuant to the Arrangement may be issued, at the election of the undersigned in Box A of this Letter of Transmittal, in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Sandstorm Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Sandstorm Shares will be held in your name and registered electronically in Sandstorm’s records, which will be maintained by its transfer agent, Computershare. The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions. Upon completion of the Arrangement you will receive an initial DRS Advice acknowledging the number of Sandstorm Shares you hold in your DRS account. Each time you have any movement of Sandstorm Shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request a DRS Advice at any time by contacting Computershare. You may request a share certificate for all or a portion of the Sandstorm Shares held in your DRS account at any time. Simply contact Computershare with your request. A share certificate for the requested number of Sandstorm Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you. For more information about DRS, please contact Computershare at 1-800-564-6253 (toll free within North America) or 514-982-7555 (outside of North America) or you can email Computershare at corporateactions@computershare.com.

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9. Miscellaneous

(a)	If Nomad Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(b)	No alternative, conditional or contingent deposits of Nomad Shares will be accepted and no fractional Sandstorm Shares will be issued.

(c)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(d)	This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of Québec and the federal laws of Canada applicable therein.

(e)

The holder of the Deposited Nomad Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Québec and the courts of appeal therefrom.

(f)	Under no circumstances will interest accrue or be paid on the Sandstorm Shares or on any Dividends.

(g)	Before completing this Letter of Transmittal, you are urged to read the accompanying Circular and discuss any questions with your financial, legal and/or tax advisors.

10. Representations

The representations made by the holders of Nomad Shares in this Letter of Transmittal will survive the Effective Time of the Arrangement.

11. Privacy Notice

The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual’s name, address, social insurance or social security number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a privacy policy relating to information practices and private protection. It is available at www.computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information the undersigned Shareholder is providing in order to process the undersigned Shareholder’s request and will treat the Shareholder’s signature(s) as the Shareholder’s consent to the Depositary so doing.

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The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, Ontario  M5C 3H2

Attention:  Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

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